UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 6, 2008

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐   Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐   Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 2.02 Results of Operations and Financial Condition

On February 6, 2008, the Company issued the following press release.

Puget Energy reports year-end and fourth-quarter 2007 results

- Puget Energy earnings of $1.56 per share for calendar-year 2007 compared to $1.88 in 2006
- Puget Sound Energy earnings of $1.62 per share for calendar-year 2007 compared to $1.52 in 2006
- Puget Energy fourth-quarter 2007 earnings of 46 cents per share compared to 49 cents in 2006
- Puget Sound Energy fourth-quarter 2007 earnings of 51 cents per share compared to 49 cents in 2006

BELLEVUE, Wash. — Puget Energy (NYSE: PSD), the parent of Puget Sound Energy (PSE), Washington state's oldest and largest utility, today reported calendar-year 2007 net income of $184.5 million, or $1.56 per diluted share, compared to $219.2 million in 2006, or $1.88 per diluted share. The 2006 results included earnings of 44 cents per diluted share from the discontinued operations of former subsidiary InfrastruX Group (InfrastruX), which was sold in May 2006. Puget Energy also reported fourth-quarter 2007 earnings of $55.4 million, or 46 cents per diluted share, compared to $57.2 million, or 49 cents per diluted share, in 2006.

Puget Energy's calendar-year 2007 net income reflects PSE's earnings of $191.1 million, or $1.62 per share, offset by expenses totaling $6.4 million, or 6 cents per share, primarily related to the merger announced on Oct. 26, 2007 (described in further detail below).

"Our 2007 utility results demonstrate that our strategy of continuing to focus on the growth in our core business and make investments for the future is sound," said Stephen P. Reynolds, chairman, president and chief executive officer. "Puget Sound Energy's earnings in 2007 benefited from increased sales volumes and favorable hydroelectric conditions, while we focused on bringing online a second wind-power project with a solar component and a 277-megawatt combined-cycle natural gas-fired power-generating facility. We also made significant additions and upgrades to the electric and gas distribution systems to improve service and reliability to our growing customer base in our robust region.

"Our focus in 2008 is on completion of the proposed merger with a consortium of long-term infrastructure investors to provide value to our shareholders and stable, reliable service for our customers."

For calendar-year 2006, Puget Energy's earnings reflected $176.7 million, or $1.52 per share, from PSE; $51.9 million, or 44 cents per share, from the sale of InfrastruX as well as the financial results of that business prior to its divestiture in May 2006; and $15 million, or 8 cents per share, related to the funding of the Puget Sound Energy Foundation.

Table 1: Puget Energy Reported Calendar-Year Earnings

Net Income (Loss) in millions of dollars	2007	2006
Continuing Operations - PSE	$191.1	$176.7
Continuing Operations - Charitable Foundation Funding	--	(9.8)
Continuing Operations - Merger Expenses and Other	(6.4)	0.4
Continuing Operations	184.7	167.3
Discontinued Operations (InfrastruX)	(0.2)	51.9
Puget Energy	$184.5	$219.2
Earnings per Diluted Share		
Continuing Operations - PSE	$1.62	$1.52
Continuing Operations - Charitable Foundation Funding	--	(0.08)
Continuing Operations - Merger Expenses and Other	(0.06)	--
Continuing Operations	1.56	1.44
Discontinued Operations (InfrastruX)	--	0.44
Puget Energy	$1.56	$1.88
Diluted common shares outstanding (millions)	118.3	116.5

Earnings from PSE in 2007 increased by $14.4 million, or 10 cents per share, over 2006 levels as a result of higher energy margins driven by increased sales volumes and favorable hydroelectric conditions. These benefits were partially offset by higher operations, maintenance, depreciation and interest expenses, including costs related to the addition of new generating resources and energy-delivery infrastructure investments.

Table 2 below summarizes the primary items that impacted calendar-year 2007 results for Puget Energy:

Table 2: Puget Energy 2007 vs. 2006 EPS Reconciliation	Per diluted share
Puget Energy's 2006 earnings from continuing operations	$1.44
Charitable foundation funding in 2006	0.08
Puget Energy's 2006 earnings from PSE	1.52
Increase in electric margin	0.31
Increase in natural gas margin	0.20
Increase in utility operations and maintenance expense	(0.27)
Increase in interest expense	(0.21)
Increase in depreciation and amortization expense, excluding the Goldendale deferral	(0.15)
Credit to depreciation and amortization expense related to the Goldendale deferral	0.06
Decrease in federal income tax expense	0.18
All other variances, net	(0.02)
Puget Energy's 2007 earnings from PSE	$1.62
2007 merger-related and other expenses of Puget Energy	(0.06)
Puget Energy's 2007 earnings	$1.56

Calendar-Year 2007 Highlights:

Key components of calendar-year 2007 financial performance are highlighted below, with all amounts pre-tax unless otherwise noted and all share amounts presented on a fully diluted basis.

- As of Dec. 31, 2007, PSE provided service to 1,056,400 electric customers and 729,500 natural gas customers, representing a 1.6 percent and 2.3 percent increase, respectively, over year-end 2006 levels.

- Average temperatures and degree days in the Pacific Northwest were slightly colder than historic averages in both the first and fourth quarters of 2007, when PSE's energy sales volumes are the highest. Temperatures in the fourth quarter of 2006 were near normal, but slightly warmer than normal for the year as a whole.

- PSE's 2007 retail sales volumes for electricity and natural gas increased by 2.5 percent and 3.8 percent, respectively, over 2006 levels, reflecting customer growth and slightly colder average temperatures in the Pacific Northwest during 2007.

- PSE's 2007 electric margin increased by $56.7 million, or 31 cents per share, driven in part by higher retail sales volumes and increased hydroelectric generation which lowered power costs. The recovery in rates of ownership costs and operating expenses related to new generation facilities, effective Jan. 13 and Sept. 1, 2007, also contributed to the growth in both electric revenues and margin. Such increases were offset by higher levels of production tax credits for federal income tax provided to PSE's customers. These additional tax credits were the result of energy produced from the Wild Horse wind-powered electric generating facility, placed in service in December 2006. Although these tax credits reduce both PSE's electric revenue and margin, PSE's federal income tax expense is also reduced.

  PSE's electric margin represents electric sales to retail and transportation customers less pass-through tariff items, revenue-sensitive taxes and power costs. Power costs include generating and purchasing electric energy sold to customers, including transmission costs to bring electric energy to PSE's service area.

- PSE's 2007 natural gas margin increased by $36.7 million, or 20 cents per share, as a result of higher sales volumes and the impact of a general rate increase effective Jan. 13, 2007.

  PSE's natural gas margin represents natural gas sales to retail and transportation customers, net of revenue-based taxes, less the cost of purchasing and transporting natural gas.

- PSE's 2007 utility operations and maintenance expense increased by $49.1 million, or 27 cents per share, over 2006 levels. The increase was due to the addition of new electric generating facilities placed in service, higher labor, material, and customer-service costs, as well as infrastructure reliability work performed on the utility's transmission and distribution systems.

- PSE's 2007 results reflect the benefit of deferral of certain ownership and operating costs totaling $10.8 million, or 6 cents per share, related to the Goldendale electric generating facility purchased in February 2007. An asset was established (following regulatory approval) to record the deferral, and a corresponding credit is reflected in the financial statements as a reduction to depreciation and amortization expense. Deferral of such costs ceased, effective Sept. 1, 2007, when PSE began to recover Goldendale ownership and operating costs in its electric customer rates. Recovery of Goldendale deferred amounts, including carrying charges, were included in the company's general rate case (GRC) proceeding, filed in December 2007.

- PSE's 2007 depreciation and amortization expense increased by $16.9 million, net of the $10.8 million benefit from the Goldendale deferral. Excluding the Goldendale deferral, depreciation and amortization expense increased $27.7 million in 2007, or 15 cents per share, as a result of new utility plant placed in service over the past 12 months, including $16.2 million for new electric generating facilities.

- Interest expense, net of the interest component of Allowance for Funds Used During Construction (AFUDC), increased by $37.5 million, or 21 cents per share, in 2007 as compared to 2006. PSE's average debt outstanding during 2007 was $3.2 billion, compared to an average of $2.7 billion in 2006. The higher average balance reflects additional borrowing related to new electric generating facilities, utility transmission and distribution infrastructure investments, and $90.5 million in deferred system-restoration expenses incurred as a result of the unprecedented December 2006 windstorm.

- The effective federal income tax rate was lower in 2007 compared to 2006 primarily due to an increase in wind-powered electric generation production tax credits of $13.2 million.

- The average number of fully diluted common shares outstanding at year-end 2007 increased to 118.3 million compared with 116.5 million at year-end 2006. The increase was primarily the result of a sale of 12.5 million shares of newly issued Puget Energy common stock on Dec. 3, 2007, to a consortium of long-term infrastructure investors related to the merger announced on Oct. 26, 2007. The net proceeds of $293.3 million from this transaction were invested in PSE for capital expenditures, debt redemption and working capital.

Fourth-Quarter 2007 Summary:

Earnings from PSE in the fourth quarter of 2007 increased by $4.8 million over 2006 levels, benefiting from higher electric and natural gas sales and margins as a result of colder average temperatures in the Pacific Northwest in 2007 compared to the same period a year ago. These results were offset by higher operations, maintenance and depreciation expenses.

Table 3 below summarizes the primary items that impacted Puget Energy's fourth-quarter 2007 results:

Table 3: Puget Energy Fourth Quarter 2007 vs. 2006 EPS Reconciliation	Per diluted share
Puget Energy's fourth-quarter 2006 earnings from PSE	$0.49
Increase in electric margin	0.12
Increase in natural gas margin	0.06
Increase in utility operations and maintenance expense	(0.09)
Increase in interest expense	(0.06)
Increase in depreciation and amortization expense	(0.03)
All other variances, net	0.02
Puget Energy's fourth-quarter 2007 earnings from PSE	0.51
2007 merger-related and other expenses of Puget Energy	(0.05)
Puget Energy's 2007 earnings	$0.46

Discontinued Operations (InfrastruX):

Discontinued operations for Puget Energy in 2006 reflect the gain from the sale of InfrastruX in the second quarter of 2006, certain carrying value adjustments recorded in the first quarter of 2006, and the financial results of the business prior to its sale in May 2006.

Form 10-K Annual Report for 2007

Puget Energy and PSE anticipate filing a Form 10-K Annual Report for 2007 with the Securities and Exchange Commission (SEC) on Feb. 29, 2008, a copy of which will be available through the SEC's Web site at www.sec.gov or the company's Web site at www.pugetenergy.com. Investors are encouraged to read the financial statements and disclosures that will be contained in the Form 10-K filing.

Puget Energy Merger Agreement:

On Oct. 26, 2007, Puget Energy entered into a definitive merger agreement with a consortium of long-term infrastructure investors. Under the terms of the agreement, the consortium will acquire all of the outstanding shares of Puget Energy for $30 per share.

The merger has been approved by the board of directors of Puget Energy and boards of the Consortium members. The transaction is expected to close during the second half of 2008, subject to approval by Puget Energy's shareholders and certain regulatory approvals, including those from the Washington Utilities and Transportation Commission and the Federal Energy Regulatory Commission. The full merger agreement is available at the SEC's Web site at www.sec.gov or at www.pugetenergy.com.

About Puget Energy
Puget Energy (NYSE:PSD) is the parent company of Puget Sound Energy (PSE), a regulated utility providing electric and natural gas service primarily to the growing Puget Sound region of Western Washington.

About Puget Sound Energy
Washington state's oldest and largest energy utility, with a 6,000-square-mile service area stretching across 11 counties, Puget Sound Energy (PSE) serves more than 1 million electric customers and 729,000 natural gas customers. PSE, a subsidiary of Puget Energy (NYSE: PSD), meets the energy needs of its growing customer base primarily in Western Washington through incremental, cost-effective energy conservation, procurement of sustainable energy resources, and far-sighted investment in the energy-delivery infrastructure. PSE employees are dedicated to providing great customer service to deliver energy that is safe, reliable, reasonably priced, and environmentally responsible. For more information, visit www.PSE.com.

CAUTIONARY STATEMENT: Certain statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, among which include Puget Sound Energy's (PSE's) plans relating to utility plant additions and expenses, and factors that could impact Puget Energy's earnings for the year-end 2008. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could affect actual results include, among others, governmental policies and regulatory actions, including those of the Washington Utilities and Transportation

Commission, and weather conditions. More information about these and other factors that potentially could affect the company's financial results is included in Puget Energy's and PSE's most recent annual report on Form 10-K, quarterly report on Form 10-Q and in their other public filings filed with the Securities and Exchange Commission. Except as required by law, Puget Energy and PSE undertake no obligation to update any forward-looking statements.

###

PUGET ENERGY -- SUMMARY INCOME STATEMENT

(In thousands, except per-share amounts)

	Unaudited Three months ended 12/31[1]		Unaudited Twelve months ended 12/31[1]	
	2007	2006	2007	2006
Operating revenues				
Electric	$ 578,849	$ 530,096	$ 1,997,829	$ 1,777,745
Gas	373,724	401,463	1,208,029	1,120,118
Non-utility operating revenue	850	3,424	14,289	9,200
Total operating revenues	953,423	934,983	3,220,147	2,907,063
Operating expenses				
Purchased electricity	254,965	294,008	895,592	917,801
Electric generation fuel	50,094	25,162	143,406	97,320
Residential exchange	(15)	(32,396)	(52,439)	(163,622)
Purchased gas	231,496	269,897	762,112	723,232
Unrealized net (gain) on derivative instrument	(3,717)	(143)	(2,687)	71
Utility operations & maintenance	112,141	95,937	403,681	354,590
Non-utility expense and other	5,435	3,695	13,636	6,362
Merger expenses	8,143	---	8,143	---
Depreciation & amortization	74,871	68,382	279,222	262,341
Conservation amortization	12,347	9,683	39,955	32,320
Taxes other than income taxes	81,222	75,498	288,492	255,797
Total operating expenses	826,982	809,723	2,779,113	2,486,212
Operating income	126,441	125,260	441,034	420,851
Other income (deductions):				
Other income	11,230	11,166	28,942	28,592
Other expense	(2,963)	(2,651)	(7,509)	(6,594)
Charitable foundation funding	---	---	---	(15,000)
Interest Charges:				
AFUDC	3,699	5,636	12,614	15,874
Interest expense	(59,690)	(49,816)	(217,823)	(184,012)
Income from continuing operations before income taxes	78,717	89,595	257,258	259,711
Income taxes	23,320	32,439	72,582	92,487
Net income from continuing operations	55,397	57,156	184,676	167,224
Income from discontinued operations, net of tax	---	---	(212)	51,903
Net income before cumulative effect of accounting change	55,397	57,156	184,464	219,127
Cumulative effect of accounting change	---	---	---	89
Net Income	$ 55,397	$ 57,156	$ 184,464	$ 219,216
Common shares outstanding	120,040	116,268	117,673	115,999
Diluted shares outstanding	120,720	116,808	118,344	116,457
Basic earnings per common share before cumulative effect of accounting change from continuing operations	$ 0.46	$ 0.49	$ 1.57	$ 1.44
Basic earnings from discontinued operation	---	---	---	0.45
Cumulative effect from accounting change	---	---	---	---
Basic earnings per common share	$ 0.46	$ 0.49	$ 1.57	$ 1.89
Diluted earnings per common share before cumulative effect of accounting change from continuing operations	$ 0.46	$ 0.49	$ 1.56	$ 1.44
Diluted earnings from discontinued operation	---	---	---	0.44
Cumulative effect from accounting change	---	---	---	---
Diluted earnings per common share[2]	$ 0.46	$ 0.49	$ 1.56	$ 1.88

[1] Partial-year results may not accurately predict full-year performance, as earnings are significantly affected by weather.

[2] Diluted earnings per common share include the dilutive effect of securities related to employee compensation plans.

PUGET SOUND ENERGY -- UTILITY OPERATING DATA

	Three months ended 12/31		Twelve months ended 12/31	
	2007	2006	2007	2006
Energy sales revenues (*$ in thousands; unaudited*)				
Electricity				
Residential	$ 275,416	$ 228,961	$ 951,101	$ 788,237
Commercial	198,248	185,833	748,824	702,754
Industrial	27,443	26,614	105,227	103,043
Other retail sales, including change in unbilled	45,698	44,338	31,693	35,399
Subtotal, retail sales	546,805	485,746	1,836,845	1,629,433
Transportation, including change in unbilled	1,731	2,709	9,356	11,488
Sales to other utilities & marketers	18,200	28,141	109,736	85,004
Other[1]	12,113	13,500	41,892	51,820
Total electricity sales	578,849	530,096	1,997,829	1,777,745
Gas				
Residential	245,685	261,609	756,188	697,632
Commercial	105,760	114,662	363,006	335,661
Industrial	14,664	17,663	57,716	57,062
Subtotal, retail sales	366,109	393,934	1,176,910	1,090,355
Transportation	3,525	3,461	13,706	13,269
Other	4,090	4,068	17,413	16,494
Total gas sales	373,724	401,463	1,208,029	1,120,118
Total energy sales revenues	$ 952,573	$ 931,559	$ 3,205,858	$ 2,897,863
Energy sales volumes (*unaudited*)				
Electricity (in mWh)				
Residential	2,886,124	2,783,172	10,869,347	10,593,340
Commercial	2,334,187	2,224,648	9,226,215	8,939,155
Industrial	338,722	331,998	1,364,264	1,368,672
Other, including change in unbilled	472,846	470,314	174,520	197,878
Subtotal, retail sales	6,031,879	5,810,132	21,634,346	21,099,045
Transportation, including change in unbilled	505,370	488,357	2,131,970	2,091,981
Sales to other utilities & marketers	325,509	518,444	2,253,055	2,067,849
Total mWh	6,862,758	6,816,933	26,019,371	25,258,875
Gas (in 000's of therms)				
Residential	202,019	193,794	556,837	533,370
Commercial	98,614	94,325	302,993	291,065
Industrial	14,869	14,976	50,920	51,889
Transportation	55,583	54,272	213,542	206,367
Total gas volumes	371,085	357,367	1,124,292	1,082,691
Margins[2] (*$ in thousands; unaudited*)				
Electric	$ 212,759	$ 189,749	$ 794,202	$ 737,518
Gas	107,352	96,350	323,649	286,984
Weather (*unaudited*)				
Actual heating degree days	1,826	1,756	4,823	4,476
Normal heating degree days[3]	1,729	1,729	4,797	4,797
Customers served at December 31[4] (*unaudited*)				
Electricity				
Residential	933,214	918,165		
Commercial	116,350	114,598		
Industrial	3,752	3,781		
Other	3,094	2,810		
Transportation	18	18		
Total electricity customers	1,056,428	1,039,372		
Gas				
Residential	673,636	658,119		
Commercial	53,120	52,069		
Industrial	2,617	2,662		
Transportation	126	124		
Total gas customers	729,499	712,974		

[1] Includes sales of non-core gas supplies.

[2] Electric margin is electric sales to retail and transportation customers less the cost of generating and purchasing electric energy sold to customers, including transmission costs, to bring electric energy to PSE's service territory. Gas margin is gas sales to retail and transportation customers less the cost of gas purchased, including gas transportation costs, to bring gas to PSE's service territory.

[3] Seattle-Tacoma Airport statistics reported by NOAA which are based on a 30-year average, 1971-2000. Heating degree days measure how far the daily average temperature falls below 65 degrees.

[4] Customers represents average served at month end.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

By: /s/ Eric M. Markell
      Eric M. Markell
      Executive Vice President and

Dated: February 6, 2008   Chief Financial Officer